Exhibit 4.2
ACCESS PHARMACEUTICALS, INC.

Amendment to Access Pharmaceuticals, Inc. 2005 Equity Incentive Plan

The Board of Directors of Access Pharmaceuticals, Inc. (the "Company"), pursuant to authority reserved in Section 15 of the 2005 Equity Incentive Plan of the Company (the "2005 Plan"), authorized an amendment to the 2005 Plan as follows, which amendment was approved by the stockholders of the Company on May 21, 2008, May 17, 2007 and May 19, 2006:

Sections 4 and 8.1 of the 2005 Plan are deleted in their entirety and replaced with the following:

4.           Stock Subject to the Plan.  At no time shall the number of shares of Stock issued pursuant to or subject to outstanding Awards granted under the Plan (including pursuant to Incentive Options), nor the number of shares of Stock issued pursuant to Incentive Options, exceed 3,150,0001 shares of Stock; subject, however, to the provisions of Section 8 of the Plan. For purposes of applying the foregoing limitation, (a) if any Option or Stock Appreciation Right expires, terminates, or is cancelled for any reason without having been exercised in full, or if any other Award is forfeited by the recipient, the shares not purchased by the Optionee or which are forfeited by the recipient shall again be available for Awards to be granted under the Plan and (b) if any Option is exercised by delivering previously owned shares in payment of the exercise price therefor, only the net number of shares, that is, the number of shares issued minus the number received by the Company in payment of the exercise price, shall be considered to have been issued pursuant to an Award granted under the Plan. In addition, settlement of any Award shall not count against the foregoing limitations except to the extent settled in the form of Stock. Shares of Stock issued pursuant to the Plan may be either authorized but unissued shares or shares held by the Company in its treasury.

8.1.           Adjustment for Corporate Actions. All of the share numbers set forth in the Plan reflect the capital structure of the Company as of June 5, 2006. Subject to Section 8.2, if subsequent to that date the outstanding shares of Stock (or any other securities covered by the Plan by reason of the prior application of this Section) are increased, decreased, or exchanged for a different number or kind of shares or other securities, or if additional shares or new or different shares or other securities are distributed with respect to shares of Stock, through merger, consolidation, sale of all or substantially all the property of the Company, reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar distribution with respect to such shares of Stock, an appropriate and proportionate adjustment will be made in (i) the maximum numbers and kinds of shares provided in Section 4, (ii) the numbers and kinds of shares or other securities subject to the then outstanding Awards, (iii) the exercise price for each share or other unit of any other securities subject to then outstanding Options and Stock Appreciation Rights (without change in the aggregate purchase price as to which such Options or Rights remain exercisable), and (iv) the repurchase price of each share of Restricted Stock then subject to a Risk of Forfeiture in the form of a Company repurchase right.

1 Such number equates to amounts approved by stockholders on: May 21, 2008 – 3,150,000 shares of Stock; on May 17, 2007 – 1,675,000 shares of Stock; and May 19, 2006 - 1,000,000 shares of Stock (originally 5,000,000 shares of Stock adjusted as a result of the one-for-five reverse stock split effected on June 5, 2006).

IN WITNESS WHEREOF, the Company has adopted this Amendment, effective as of the 21st day of May, 2008.

ACCESS PHARMACEUTICALS

By:  /s/  Stephen B. Thompson
Stephen B. Thompson
Chief Financial Officer